FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant

in connection with Rule 12g3-2(b):   N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange, dated February 8, 2008 regarding the General Ordinary and Extraordinary Shareholders’ Meeting to be held March 7, 2008

TRANSLATION

Item 1

Buenos Aires, February 8, 2008

To the

Buenos Aires Stock Exchange

Re.:    General Ordinary and Extraordinary

Shareholders’ Meeting of YPF S.A. to be held

on March 7, 2008

The purpose of this letter is to comply with the provisions of Section 74° of the Regulations of the Buenos Aires Stock Exchange.

Accordingly, we enclose the following information:

1)	A Certified copy of the relevant part of the Minutes of the Board of Directors meeting held on February 6, 2008, calling for the General Ordinary and Extraordinary Shareholders’ Meeting to be held on March 7, 2008 at 11:00 a.m.

2)	Call notice to be published in the Daily Gazette of the Buenos Aires Stock Exchange.

3)	Proposed amendment to sections 11 subsection a), 18, 19 and 20 subsections a) and b), of the By-laws of YPF S.A.

Very truly yours.

By YPF S.A.

Walter Forwood

Chief Financial Officer

TRANSLATION

YPF Sociedad Anónima

CALL TO MEETING

The Shareholders are hereby called to a General Ordinary and Extraordinary Shareholders’ Meeting to be held on March 7, 2008, at 11:00 a.m., in the Main Offices located at Avda. Pte. Roque Sáenz Peña 777, City of Buenos Aires, to submit to consideration as follows:

AGENDA:

1.	Appointment of two shareholders to sign the Minutes of the Meeting.

2.	Approval of the management of the resigning Directors.

3.	Amendment to sections 11 subsection a), 18, 19 and 20 subsections a) and b), of the By-laws of the Company.

4.	Appointment of the number of members and alternate members of the Board of Directors.

5.	Appointment of the number of members and alternate members of the Supervisory Committee.

6.	Appointment of a member and alternate member of the Board of Directors.

7.	Appointment of the members of the Supervisory Committee and its remuneration.

NOTES: 1) The Shareholders are reminded that the Register of Book-entry Shares of the Corporation is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, City of Buenos Aires. Therefore, under section 238 of the Law No. 19,550, in order to attend the meeting they must obtain a certificate of the account of book-entry shares issued for the purpose by Caja de Valores S.A., and submit the certificate for registration in the Register of Attendance to Meetings, at the corporate offices at Avenida Presidente Roque Sáenz Peña 777, City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., up to March 3, 2008 inclusive. The Corporation will provide the shareholders with the receipt certificates that will enable them to enter the Meeting.

2) The shareholders who are entities organized abroad are reminded that, under Resolution 7/2005 by the Superintendency of Corporations Inspección General de Justicia, in order to attend the Meeting they must comply with section 123 of the Law No. 19,550. Likewise, under Resolution No. 465/04 by the securities authority Comisión Nacional de Valores, at the time of informing the attendance and of the actual attendance, they must demonstrate, with respect to the holders of shares and their representative, respectively, the following details: name, surname and identity document; or corporate name and registration details, as the case may be, and the other details specified in such provision.

TRANSLATION

3) For the review of item 3 of the Agenda, the Meeting will be Extraordinary.

4) The Shareholders are required to attend at the location designated the General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

Antonio Brufau Niubo, President of YPF S.A., selected as Director under Minutes of Meeting No. 29 and President under Board Minutes No. 269, both of April 13, 2007.

TRANSLATION

CURRENT WORDING

TITLE V

MANAGEMENT AND ADMINISTRATION

Section 11° - Board of Directors

a)	Composition: The Company shall be managed by a Board of Directors composed of seven (7) directors as a minimum and fourteen (14) as a maximum, as determined at the Shareholders’ Meeting, who shall be appointed to hold office for a term of 1 to 3 fiscal years, as decided at the Shareholders’ Meeting in each case, and may be reelected indefinitely, notwithstanding the provisions of subsection e) of this section.

Section 18º - Chairman and Vice-Chairman of the Board of Directors – General Manager

a)	Appointment: The Board of Directors shall appoint a Chairman and, if pertinent, Vice-Chairman of the Board of Directors from among its members elected by Class D shares. In the event of a tie, the appointment shall be decided by the votes of the directors elected by class D. The Chairman and Vice-Chairman of the Board of Directors shall hold office for two (2) fiscal years, provided such term shall not exceed their respective terms of office as Directors, and may be indefinitely reelected under such conditions if they be elected or reelected as class D directors.

b)	Vice-Chairman of the Board of Directors: The Vice-Chairman of the Board of Directors shall replace the Chairman of the Board of Directors in case of resignation, death, incapacity, inability, removal or temporary or definite absence of the latter. In all these cases, except in the case of temporary absence, the Board of Directors shall elect a new Chairman of the Board of Directors within sixty days as from the date in which the vacancy occurred and in compliance with the provisions of subsection a) of this section. When the Vice-Chairman of the Board of Directors is appointed as General Manager or Assistant General Manager, he shall be called “Executive Vice-President”.

When the Chairman of the Board of Directors serves as General Manager, if the Vice-Chairman of the Board of Directors does not serve as Executive Vice President, then he shall only replace him as Chairman of the Board of Directors.

c)

General Manager: The Chairman of the Board of Directors shall also serve as General Manager, who shall be the chief executive officer of the Company and shall be responsible for the management of the executive administration functions. In the event the Chairman of the Board of Directors states upon his election, or subsequently thereto, that he does not wish to serve as General Manager, he shall propose the person (who may be a director or not, but in the first case he shall have been elected by class D) who shall hold such office, subject to the Board of Directors’

TRANSLATION

consent. The Chairman of the Board of Directors may at any time resume the position as General Manager. The General Manager may propose another person to the Board of Directors (who may be a director or not, but in the first case he shall have been elected by class D) who subject to the approval of the Board of Directors, shall serve as Assistant General Manager. The Assistant General Manager shall report to the General Manager and shall assist him in the management of the Company transactions as well as in the other executive functions assigned or delegated thereto by the General Manager, whom he shall replace in case of absence or another temporary impediment. In case of a tie vote in the appointment of the General Manager or Assistant General Manager, it shall be decided by the votes of the directors elected by class D. For the purposes of his performance abroad with respect to the international capital markets, the General Manager shall be appointed as “Chief Executive Officer” and the Assistant General Manager, if any, shall be appointed as “Chief Operating Officer”. The General Manager and the Assistant General Manager, if any, shall be empowered to sign all contracts, commercial papers, public deeds and other public or private documents binding and/or granting rights to the Company within the scope of the powers granted by the Board of Directors thereto, without detriment to the legal representation corresponding to the Chairman of the Board of Directors and the Vice-Chairman of the Board of Directors, and other execution powers and delegations provided by the Board of Directors.

Section 19º - Powers of the Chairman of the Board of Directors

The Chairman of the Board of Directors or, in his absence, the Vice-Chairman of the Board of Directors, shall have the following powers and duties, in addition to those provided by subsection c) of section 18º of these Bylaws:

(i)	To exercise the legal representation of the Company pursuant to the provisions of section 268 of Act 19,550 and to comply and demand compliance of the laws, decrees, these Bylaws and the resolutions adopted by the Shareholders’ meeting, the Board of Directors and the Executive Committee.

(ii)	To call and preside over all meetings of the Board of Directors, being entitled to vote in all cases and to cast two votes in case of a tie.

(iii)	To serve, if appropriate, as General Manager.

(iv)	To execute public and private documents in the name and on behalf of the Company, without detriment to the delegation of executing authority or powers granted by the Board of Directors thereto and to the powers which, as the case may be, are vested in the General Manager and Assistant General Manager.

(v)	To perform or order the performance of the Board of Directors resolutions, without detriment to the powers vested, as the case may

TRANSLATION

be, in the General Manager and Assistant General Manager, and notwithstanding the fact that the Board of Directors may decide to undertake on its own behalf the performance of a resolution or functions or powers of a particular nature.

(vi)	To preside over the meetings of the Company.

SECTION VI

SUPERVISION

Section 20° - Supervisory Committee

a)	Composition: The supervision of the Company shall be in the hands of the Supervisory committee, which shall be composed by three (3) members and three (3) alternate members.

b)	Appointment: Two of the regular members and two of the alternate members shall be appointed by class D shares, and the remaining member and alternate member by the holders of class A shares as long as there is at least one class A share. The members of the Supervisory Committee shall serve for one (1) fiscal year and shall have the powers established by Act 19,550 and legal provisions in force. The Supervisory Committee may be called by any of the members, shall be in session with attendance of its three members and shall adopt resolutions by majority. The dissident member shall have the rights, attributions and duties provided by Act 19,550.

TRANSLATION

DRAFT FOR AMENDMENT OF BYLAWS

TITLE V

MANAGEMENT AND ADMINISTRATION

Section 11° - Board of Directors

a)	Composition: The Company shall be managed by a Board of Directors composed of a minimum of eleven (11) directors and a maximum of twenty-one (21) directors, as determined at the Shareholders’ Meeting. Such directors shall be appointed to hold office for a term of 1 to 3 fiscal years, as decided at the Shareholders’ Meeting in each case, and may be reelected indefinitely, notwithstanding the provisions of subsection e) of this section.

Section 18º - Chairman and Vice-Chairmen of the Board of Directors – General Manager and Assistant General Manager

a)	Appointment: The Board of Directors shall appoint a Chairman and, if pertinent, Vice-Chairmen of the Board of Directors from among its members elected by Class D shares. In the event of a tie, the appointment shall be decided by the votes of the directors elected by class D. The Chairman and Vice-Chairmen of the Board shall hold office for two (2) fiscal years, provided such term shall not exceed their respective terms of office as Directors, and may be indefinitely reelected under such conditions if they be elected or reelected as class D directors. The Chairman of the Board of Directors shall also serve as General Manager, who shall be the chief executive officer of the Company and shall be responsible for the management of the executive administration functions. In the event the Chairman of the Board of Directors states upon his election, or subsequently thereto, that he does not wish to serve as General Manager, he shall nominate the person (who may be a director or not, but in the first case he shall have been elected by class D) who shall hold such office, subject to the Board of Directors’ consent. The Chairman of the Board of Directors may at any time resume the position as General Manager. The Chairman or General Manager may nominate another person to the Board of Directors (who may be a director or not, but in the first case he shall have been elected by class D) who subject to the approval of the Board of Directors, shall serve as Assistant General Manager. The Assistant General Manager shall report directly to the General Manager and shall assist him in the management of the Company transactions as well as in the other executive functions assigned or delegated thereto by the General Manager, whom he shall replace in case of absence or another temporary impediment.

b)

Vice-Chairmen of the Board of Directors: The Executive Vice-Chairman of the Board of Directors shall replace the Chairman of the Board of Directors in case of resignation, death, incapacity, inability, removal or temporary or definite absence of the latter. In all these cases, except in the case of temporary absence, the Board of Directors shall elect a new Chairman of

TRANSLATION

the Board of Directors within sixty days as from the date in which the vacancy occurred and in compliance with the provisions of subsection a) of this section. If there is more than one Vice-Chairman, the Executive Vice-Chairman shall replace the Chairman, and in second place, the eldest Vice-Chairman of the Board of Directors.

c)	When one of the Vice-Chairmen of the Board of Directors is appointed as General Manager or Assistant General Manager, he shall be named “Executive Vice-Chairman”. In cases where the Chairman of the Board of Directors serves as General Manager, if the Vice-Chairman of the Board of Directors does not serve as Executive Vice-Chairman, it shall replace him only as Chairman of the Board of Directors.

d)	In case of a tie the appointment of the General Manager or Assistant General Manager shall be decided by the votes of the directors elected by class D.

e)	For the purposes of his performance abroad with respect to the international capital markets, the General Manager shall be appointed as “Chief Executive Officer” and the Assistant General Manager, shall be appointed as “Chief Operating Officer”. The General Manager and the Assistant General Manager, will have the power to sign all contracts, commercial papers, public deeds and other public or private documents binding and/or granting rights to the Company within the scope of the powers granted by the Board of Directors thereto, without detriment to the legal representation corresponding to the Chairman of the Board of Directors and the Executive Vice-Chairman of the Board of Directors, and other execution powers and delegations provided by the Board of Directors.

Section 19º - Powers of the Chairman of the Board of Directors

The Chairman of the Board of Directors or, in his absence, the Executive Vice-Chairman of the Board of Directors, shall have the following powers and duties, in addition to those provided by section 18º of these Bylaws:

TRANSLATION

SECTION VI

SUPERVISION

Section 20° - Supervisory Committee

a)	Composition: The supervision of the Company shall be in the hands of the Supervisory committee, which shall be composed of between three (3) and five (5) members and between three (3) and five (5) alternate members, as established by the Shareholders’ Meeting.

b)	Appointment: One member and one alternate member shall be appointed by class A shares, as long as there is at least one class A share, and the remaining members and alternate members shall be appointed by the holders of class D shares. The members of the Supervisory Committee shall serve for one (1) fiscal year and shall have the powers established by Act 19,550 and legal provisions in force. The Supervisory Committee may be called by any of the members, shall be in session with the attendance of three of its members and shall adopt resolutions by majority. A dissident member shall have the rights, attributions and duties provided by Act 19,550.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 13, 2008	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer